1(650) 320-1804

jeffhartlin@paulhastings.com

91966.00001

March 12, 2018

Via edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attention:	Craig Arakawa, Accounting Branch Chief, Office of Beverages, Apparel and Mining
Myra Moosariparambil

Re:	Sorrento Therapeutics, Inc. Item 4.02 Form 8-K Filed February 27, 2018 File No. 001-36150

Ladies and Gentlemen:

On behalf of Sorrento Therapeutics, Inc., a Delaware corporation (the “Company”), we submit this letter in response to the comment from the staff of the Securities and Exchange Commission (the “Commission”) received by letter from the staff of the Commission (the “Staff”) dated February 28, 2018 relating to the Form 8-K (File No. 001-36150) filed with the Commission on February 27, 2018.

In this letter we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response thereto.

General

1.	We understand that you reassessed recoverability of your 40% equity method investment in NANTibody LLC after being notified that they had acquired assets from a related party for$90 million and that you recorded a $36 million other-than-temporary impairment charge as a result. Please revise to clarify the facts underlying your conclusion to record the impairment charge providing details sufficient to understand how the transaction with the related party impacted your conclusion that your investment in NANTibody was impaired. Refer to Item 4.02(a)(2) of Form 8-K.

The Company acknowledges the Staff’s comment.

As background and as previously disclosed in the Company’s filings with the Commission, in 2013, the Company acquired IgDraSol Inc. (“IgDraSol”), a private company focused on the development of oncologic agents for the treatment of cancer, from a third party unrelated to the NantWorks, LLC (“NantWorks”) affiliated entities for 3 million shares of the Company’s common stock and $380,000 of cash for a total purchase price of $29.1 million. This transaction included the acquisition of IgDraSol’s lead compound, CynviloqTM, a micellar diblock copolymeric paclitaxel formulation drug product.

U.S. Securities and Exchange Commission
March 12, 2018

In May 2015, the Company entered into an agreement with NantPharma, LLC (“NantPharma”), a NantWorks company, pursuant to which the Company sold to NantPharma all of the Company’s equity interests in IgDraSol, which continued to hold the rights to CynviloqTM. Pursuant to the agreement, NantPharma paid the Company an upfront fee of $90.1 million, of which $60.0 million was required to be used by the Company to fund two joint ventures, as described below.

As previously reported in the Company’s filings with the Commission, in June 2015, the Company entered into a limited liability agreement and contribution agreement (“JV Agreement”) with NantCell, Inc. (“NantCell”), to form Immunotherapy Nantibody, LLC (“NANTibody”). Separately, the Company entered into a limited liability agreement and contribution agreement with NantBioScience, Inc. (“NantBio”), to form NantCancerStemCell, LLC (“NantStem”) in July 2015. Pursuant to the JV Agreement, NantCell agreed to contribute $60.0 million to NANTibody, and the Company agreed to contribute $40.0 million. In exchange for these contributions, NantCell was issued 60% of the equity interest of NANTibody and the Company was issued the remaining 40%. Additionally, NantCell and the Company were allowed to appoint three and two representatives, respectively, to NANTiBody’s five member Board of Directors. In July 2015, the Company had NantPharma contribute the Company’s portion of the initial joint funding of $40.0 million to NANTibody from the proceeds of the Company’s sale of IgDraSol to NantPharma.

NANTibody had been formed to advance pre-clinical and clinical immunology assets contributed by the Company and NantCell. The Company continues to hold 40% of the outstanding equity of NANTibody and NantCell holds the remaining 60%. Until July 2, 2017, NANTibody held approximately $100.0 million of cash and cash equivalents, and the Company recorded its investmest in NANTibody at approximately $40.0 million. As an equity method investment, the Company’s ratable portion of 40% of money expended for the development of intellectual property assets held by NANTibody would be reflected within income (loss) on equity method investments in the Company’s statement of operations. As a result of limited spending at NANTibody, the cash on hand at NANTibody remained at approximately at $100.0 million since the inception of the NANTibody joint venture until July 2, 2017. Further, the Company’s equity method investment in NANTibody remained at approximately $40.0 million until July 2, 2017.

In February 2018, NANTibody notified the Company that on July 2, 2017, NANTibody acquired all of the outstanding equity of IgDraSol in exchange for $90.1 million in cash. NANTibody purchased IgDraSol from NantPharma, LLC, which is controlled by NantWorks, an entity with a controlling interest in NantCell and NantPharma.

Although the Company has had a designee serving on the Board of Directors of NANTibody since the formation of NANTiBody in April 2015, and although the Company has held 40% of the outstanding equity of NANTibody since NANTiBody’s formation, neither the Company nor the Company’s director designee was given any advance notice of NANTibody’s purchase of IgDraSol or of any board meeting or action to approve such purchase. As such, the Company’s designee on NANTibody’s Board of Directors was not given an opportunity to consider or vote on the transaction as a director and the Company was not given an opportunity to consider or vote on the transaction in its position as a significant (40%) equity holder of NANTibody.

As a result of the July 2, 2017 purchase of IgDraSol, NANTibody’s cash and cash equivalents were reduced from $99.6 million as of June 30, 2017 to $9.5 million as of September 30, 2017, and NANTibody’s contributed capital was reduced from $100.0 million as of June 30, 2017 to $10.0 million as of September 30, 2017, to effect the transfer of IgDraSol from NantPharma to NANTibody. No additional information was provided to the Company to explain why NANTiBody’s total assets as of September 30, 2017 were reduced by approximately $90.1 million. The Company has requested, but did not receive, additional information from NANTiBody for purposes of supporting the value of IgDraSol, including any information regarding clinical advancements in the entity since the sale of IgDraSol by the Company in May 2015.

U.S. Securities and Exchange Commission
March 12, 2018

Prior to the communication of the transfer of IgDraSol from NantPharma to NANTibody, the Company relied on the cash and cash equivalents of NANTiBody for purposes of determining the value of its investment in NANTibody, which capital was expended by NANTiBody to acquire IgDraSol on July 2, 2017. As a result of the lack of evidence of any development activity associated with any of the assets held in NANTibody, given the passage of time since the formation of the joint venture, and given the Company’s minority interest in NANTibody (the investee), the Company concluded that an other-than-temporary impairment in value had occurred in the Company’s equity method investment in NANTibody for the three and nine months ended September 30, 2017. The $36.0 million impairment is calculated by applying the Company’s 40% equity interest in NANTibody to the $90.1 million reduction in cash. The Company’s review of the matter is still ongoing and the Company will take appropriate action pending completion of its review.

The Company has subsequently performed additional inquiries and reviews for its equity method investments in NANTibody and NantStem investments as of December 31, 2017 and have not identified any additional material events that would suggest a change in the value of its investments.

*****

Please direct your questions or comments regarding the response to the undersigned at (650) 320-1804; jeffhartlin@paulhastings.com.

Thank you for your assistance.

Very truly yours,

/s/ Jeffrey T. Hartlin

Jeffrey T. Hartlin

of Paul Hastings LLP

cc:	Henry Ji, Ph.D., Sorrento Therapeutics, Inc.
George Ng, Sorrento Therapeutics, Inc.
David Liao, Sorrento Therapeutics, Inc.